Exhibit 12

SBC COMMUNICATIONS INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

Three Months Ended March 31,	Year Ended December 31,
2002	2001	2001	2000	1999	1998	1997
Income Before Income Taxes, Extraordinary Items and Cumulative Effect of Accounting Changes*	$2,166	$3,101	$10,602	$12,367	$10,382	$11,859	$6,356
Add:	Interest Expense	350	459	1,599	1,592	1,430	1,605	1,550
	Dividends on Preferred Securities	2	21	57	118	118	114	98
	1/3 Rental Expense	53	49	266	252	236	228	202
Adjusted Earnings	$2,571	$3,630	$12,524	$14,329	$12,166	$13,806	$8,206

Total Interest Charges	$369	$489	$1,718	$1,693	$1,511	$1,691	$1,700
Dividends on Preferred Securities	2	21	57	118	118	114	98
1/3 Rental Expense	53	49	266	252	236	228	202
Adjusted Fixed Charges	$424	$559	$2,041	$2,063	$1,865	$2,033	$2,000

Ratio of Earnings to Fixed Charges	6.06	6.49	6.14	6.95	6.52	6.79	4.10

*Undistributed earnings on investments accounted for under the equity method have been excluded.